EXHIBIT (a)(1)(iv)

IBIO, INC.

TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE ATTACHED OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK FOR A NUMBER OF REPLACEMENT OPTIONS EXERCISABLE AT A LOWER PRICE, DATED JANUARY 22, 2019 (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

If you would like to participate in this Offer, please indicate your election by checking the applicable boxes on the Election Form by 5:00 P.M. Eastern Time on or before February 20, 2019 (unless the Offer is extended).

You may withdraw this election by submitting a new properly completed paper Election Form prior to the Offer expiration date, which will be 5:00 P.M. Eastern Time on February 20, 2019, unless we extend the Offer.

By electing to exchange your Eligible Exchange Options, you understand and agree to all of the following:

1. You hereby agree to (i) accept the grant by iBio of your Eligible Exchange Options indicated on your Election Form, to the extent not previously accepted and (ii) exchange your Eligible Exchange Options indicated on your Election Form for replacement options as determined in accordance with the Offer to Exchange on the terms of the Offer as set forth in the Offer to Exchange of which you hereby acknowledge receipt. Each Eligible Exchange Option indicated on your election will be cancelled on the replacement option grant date. Any replacement options will be granted to you on February 20, 2019, in accordance with the terms of the Offer or, if the Offer is extended, on the expiration date of the extended Offer.

2. The Offer is currently set to expire at 5:00 P.M. Eastern Time on February 20, 2019, unless iBio, in its discretion, extends the period of time during which the Offer will remain open.

3. If you cease to be an active employee or non-employee director of iBio or its subsidiaries before the expiration of the Offer, you will not receive any new replacement options. Instead, you will keep your current Eligible Exchange Options and they can be exercised or will expire in accordance with their terms.

4. Until 5:00 P.M. Eastern Time on February 20, 2019, you will have the right to withdraw or change the election that you have made with respect to all of your Eligible Exchange Options. HOWEVER, AFTER THAT TIME YOU WILL HAVE NO ABILITY TO CHANGE YOUR ELECTION. The last properly submitted election received by iBio prior to the expiration of the Offer shall be binding.

5. The tender of your Eligible Exchange Options will constitute your acceptance of all of the terms and conditions of the Offer. Acceptance by iBio of your Eligible Exchange Options pursuant to the Offer will constitute a binding agreement between iBio and you upon the terms and subject to the conditions of the Offer.

6. You are the registered holder of the Eligible Exchange Options tendered hereby, and your name and other information appearing on the election are true and correct.

7. You are not required to tender some or all of your Eligible Exchange options pursuant to the Offer.

8. IBIO CANNOT GIVE YOU LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OFFER AND YOU HAVE BEEN ADVISED TO CONSULT WITH YOUR PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

9. Under certain circumstances set forth in the Offer to Exchange, iBio may terminate or amend the Offer and postpone its acceptance of the Eligible Exchange Options you have elected to exchange. Should the Eligible Exchange Options tendered herewith not be accepted for exchange, such options will continue to be governed by their existing terms and conditions.

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10. You understand that: (i) the value of any shares of iBio common stock obtained upon exercise of the replacement options granted pursuant to the Offer to Exchange is an extraordinary item which is outside the scope of your employment contract, if any; and (ii) the replacement options and the shares acquired upon exercise are not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, dismissal, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

11. You understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the option exchange resulting from termination of your employment with iBio or any of its subsidiaries (for any reason whatsoever and whether or not in breach of local labor laws), and you irrevocably release iBio and its subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, you shall be deemed irrevocably to have waived your entitlement to pursue such claim.

12. Regardless of any action that iBio or its subsidiaries takes with respect to any or all income tax, social insurance, payroll tax, fringe benefits, payment on account or other tax-related withholding related to the Offer to Exchange, the replacement options (“Tax-Related Items”), you understand that the ultimate liability for all Tax-Related Items is and remains your sole responsibility and may exceed the amount actually withheld by iBio or its subsidiaries, if any. You further acknowledge that iBio and/or its subsidiaries (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer to Exchange and the replacement options including, but not limited to, the exchange of Eligible Exchange Options, grant, vesting of the replacement options, the issuance of shares of iBio common stock upon vesting of the replacement options or the subsequent sale of shares acquired pursuant to such issuance; and (2) do not commit to and are under no obligation to structure the terms of the Offer to Exchange or new replacement options to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you have become subject to tax in more than one jurisdiction between the date of the grant of the new replacement options and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that iBio and/or any of its subsidiaries may be required to withhold or account for Tax-Related Items in more than one jurisdiction. In that regard, you authorize iBio and/or any of its subsidiaries to withhold all Tax-Related Items legally payable by you pursuant to the terms of your new stock option agreement and the 2018 Omnibus Equity Incentive Plan (the “2018 Plan”).

You understand that none of the officers or employees of iBio, the Board of Directors of iBio or the Compensation Committee of the Board of Directors of iBio is making any recommendation as to whether you should exchange or refrain from exchanging your Eligible Exchange Options, and that you must make your own decision whether to tender your Eligible Exchange Options, taking into account your own personal circumstances and preferences. You understand that the new replacement options may decline in value. You further understand that past and current market prices of iBio common stock may provide little or no basis for predicting what the market price of iBio common stock will be in the event you elect to exchange your Eligible Exchange Options in accordance with the terms of this offer or at any other time in the future.

This Agreement does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) these Terms of Election; (3) the 2018 Plan and (4) the form of stock option grant notice under the 2018 Plan.

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